Exhibit 21.1

SUBSIDIARIES

Subsidiary Name	Jurisdiction of Incorporation
Gilbert Property Management, LLC	Arizona
Green Valley Group, LLC	Arizona
Kingman Property Group, LLC	Arizona
Chino Valley Properties, LLC	Arizona
Zoned Arizona Properties, LLC	Arizona
Zoned Advisory Services, LLC	Arizona
Zoned Oregon Properties, LLC	Oregon
Zoned Colorado Properties, LLC	Colorado
Zoned Illinois Properties, LLC	Illinois
Zoned Properties Brokerage, LLC	Arizona